EXHIBIT 12.1

CADIZ INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

		Year Ended December 31,
(In thousands)	Three months ended March 31, 2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax loss from continuing operations	(7,436)	(19,885)	(16,830)	(15,893)	(14,395)	(15,903)
Fixed charges (see detail below)	(2,437)	(6,817)	(5,704)	(4,734)	(4,314)	(4,302)
Pre-tax loss from continuing operations plus fixed charges	(9,873)	(26,702)	(22,534)	(20,627)	(18,709)	(20,205)

Fixed charges:
Interest expense, net	(2,437)	(6,817)	(5,704)	(4,734)	(4,314)	(4,302)
Interest portion of rent	-	-	-	-	-	-
Total fixed charges	(2,437)	(6,817)	(5,704)	(4,734)	(4,314)	(4,302)

Excess of Fixed Charges over Pre-tax loss from continuing operations	7,436	19,885	16,830	15,893	14,395	15,903
Excess of Combined Fixed Charges and Preferred Stock Dividend Requirements over Pre-tax loss from continuing operations	7,436	19,885	16,830	15,893	14,395	15,903

For the purpose of calculating both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income from continuing operations before the cumulative effect of change in accounting principles, less undistributed equity earnings, plus applicable income taxes plus fixed charges.  Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense.  Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense.  There were no preferred stock dividend requirements during these periods.